SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ANALEX CORPORATION

(Name of Subject Company (Issuer))

QinetiQ Group plc

QinetiQ North America Operations LLC

Apollo Merger Sub Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.02 per share

(Titles of classes of securities)

032653107

(CUSIP number of class of securities)

Duane Andrews

Chief Executive Officer

QinetiQ North America Operations LLC

7918 Jones Branch Drive, Suite 400

McLean, VA 22102

Tel: (703) 752-6500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Deborah Fox Corporate Vice President and General Counsel QinetiQ North America Operations LLC 7918 Jones Branch Drive, Suite 400 McLean, VA 22102 Tel: (703) 752-6500	James Hanna Latham & Watkins LLP 555 Eleventh Street, NW Suite 1000 Washington, DC 20004 Tel: (202) 637-2200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$172,635,217.90	$18,471.97

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 41,278,789 shares of common stock, par value $0.02 per share, of Analex at a purchase price of $3.70 per share. Such number of shares consists of (i) 16,853,744 shares of common stock issued and outstanding as of January 29, 2007, (ii) 24,425,045 shares of common stock that are expected to be issuable before the expiration of the Offer under convertible preferred stock and convertible notes. The Transaction Valuation amount also includes cash payments resulting from cashing out 5,379,378 warrants and stock options.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.000107 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,471.97	Filing Party: QinetiQ Group plc, QinetiQ North America Operations LLC, Apollo Merger Sub Inc.
Form or Registration No. Schedule TO-T	Date Filed: January 30, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on January 30, 2007 by QinetiQ Group plc, a corporation organized under the laws of England and Wales (“QinetiQ”), QinetiQ North America Operations LLC, a Delaware limited liability company (“QNA”), and an indirect wholly owned subsidiary of QinetiQ and Apollo Merger Sub Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of QNA, as amended by Amendment No. 1 to the Schedule TO filed on January 31, 2007 and Amendment No. 2 to the Schedule TO filed on February 28, 2007. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.02 per share (the “Shares”), of Analex Corporation, a Delaware corporation (“Analex”), at a purchase price of $3.70 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 30, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase and the Schedule TO.

Item 11.	Additional Information

Item 11 of Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

“The Offer expired at 12:00 midnight, New York City time, on March 12, 2007. The Depositary has advised QinetiQ that, as of the expiration of the Offer, approximately 40,104,126 Shares, including 105,088 Shares that were tendered pursuant to guaranteed delivery procedures, were validly tendered and not withdrawn in the Offer, representing in excess of 90% of Analex’s issued and outstanding Shares. All validly tendered Shares have been accepted for payment in accordance with the terms of the Offer.

The Purchaser intends to complete the acquisition of Analex through a short-form merger as soon as practicable. In the short-form merger, all outstanding Shares not purchased by the Purchaser in the Offer will be converted into the right to receive $3.70 per share in cash.

On March 13, 2007, QinetiQ issued a press release announcing the results of the Offer. The full text of the March 13, 2007 press release is attached as Exhibit (a)(1)(M) and is incorporated herein by reference.”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

“(a)(1)(M)	Press Release issued by QinetiQ on March 13, 2007 announcing the expiration of the Offer.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QINETIQ GROUP PLC

By:	/s/ Doug Webb
Name: Doug Webb
Title: Chief Financial Officer

QINETIQ NORTH AMERICA OPERATIONS LLC

By:	/s/ Duane Andrews
Name: Duane Andrews
Title: Chief Executive Officer

APOLLO MERGER SUB INC.

By:	/s/ Duane Andrews
Name: Duane Andrews
Title: President

Date: March 13, 2007

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of January 30, 2007.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(B)(1)	Notice to Stockholders regarding Lost, Stolen or Destroyed Stock Certificates**

(a)(1)(C)	Notice of Guaranteed Delivery. *

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees. *

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(G)	Press Release issued by QinetiQ on January 20, 2007 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by QNA, the Purchaser and QinetiQ with the SEC on January 22, 2007).

(a)(1)(H)	Email from Graham Love to QinetiQ employees sent January 20, 2007 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by QNA, the Purchaser and QinetiQ with the SEC on January 22, 2007).

(a)(1)(I)	Script of a conference call between QinetiQ management and analysts on January 22, 2007 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by QNA, the Purchaser and QinetiQ with the SEC on January 22, 2007).

(a)(1)(J)	Email from Duane Andrews to QNA employees sent on January 22, 2007 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by QNA, the Purchaser and QinetiQ with the SEC on January 22, 2007).

(a)(1)(K)	Summary Advertisement published on January 30, 2007. *

(a)(1)(L)	Press Release issued by QinetiQ on February 27, 2007 announcing the extension of the Offer.***

(a)(1)(M)	Press Release issued by QinetiQ on March 13, 2007 announcing the expiration of the Offer.****

(d)(1)	Agreement and Plan of Merger, dated as of January 20, 2007, among QNA, the Purchaser and Analex (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Analex with the SEC on January 24, 2007).

(d)(2)	Conversion, Tender and Voting Agreement, dated January 20, 2007, by and among QNA, the Purchaser, Analex, New York Life Capital Partners II, L.P., General Electric Pension Trust, Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Analex with the SEC on January 24, 2007).

(d)(3)	Confidentiality Agreement, dated as of August 22, 2006, by and between Apogen Technologies, a wholly owned subsidiary of QNA, and BB&T Capital Markets | Windsor Group. *

(d)(4)	Facilities Agreement, dated August 24, 2004, for QinetiQ Holdings Limited and certain of its subsidiaries with Lloyds TSB Bank plc acting as Agent and Barclays Bank plc, JP Morgan plc, National Australia Bank Limited and The Royal Bank of Scotland plc acting as Mandated Lead Arrangers. *

(d)(5)	Facilities Agreement Consent Letter, dated January 18, 2007, by Lloyds TSB Bank plc. *

*	Previously filed with the Schedule TO on January 30, 2007.
**	Previously filed with the Schedule TO on January 31, 2007.
***	Previously filed with the Schedule TO on February 28, 2007.
****	Filed herewith.